NICOLET BANKSHARES, INC.

111 NORTH WASHINGTON STREET

GREEN BAY, WISCONSIN 54301

(920) 430-1400

February 29, 2016

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness
Nicolet Bankshares, Inc.
Registration Statement on Form S-4
File No. 333-208192

Ladies and Gentlemen:

On behalf of Nicolet Bankshares, Inc. (the “Company”), I hereby request that the effectiveness of the Company’s Registration Statement on Form S-4 (Registration No. 333-208192) (the “Registration Statement”), be accelerated so that it may become effective at 2:00 p.m., Eastern time, on March 2, 2016, or as soon thereafter as practicable.

I hereby authorize the Company’s counsel, Robert D. Klingler of Bryan Cave LLP, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Company be notified of such effectiveness by a telephone call to Mr. Klingler at (404) 572-6810 or, in his absence Kevin E. Strachan of Bryan Cave LLP at (404) 572-6735. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent via facsimile to Mr. Klingler at (404) 420-0810.

NICOLET BANKSHARES, INC.

By:	/s/ Ann K. Lawson
Ann K. Lawson
Chief Financial Officer